International Lottery & Totalizator Systems, Inc.
Code of Conduct and Ethics

(Amended and Restated on July 1, 2009)

The purpose of this Code of Conduct and Ethics (the “Code”) of International Lottery & Totalizator Systems, Inc. (“ILTS” or the “Company”) is to deter wrongdoing and to promote:

1.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal professional relationships;

2.
Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

3.	Compliance with laws and regulations;

4.	The prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

5.	Accountability for adherence to the Code.

SCOPE
This Code applies to all ILTS directors, employees, officers, contractors and consultants representing ILTS.  All references in this Code to employees are intended to cover officers as well.

Employment by ILTS carries with it a responsibility to be aware of the importance of ethical conduct and the obligation of each employee to conduct himself or herself in accordance with the highest standards of integrity at all times in matters relating to the Company. Unethical actions are not acceptable. Non-compliance with this policy can result in disciplinary action, up to and including termination. Each employee and director is also subject to, and is expected to comply with the “ILTS Insider Trading and Tipping Policy Statement (as restated)”.

CONFLICTS OF INTEREST
A “conflict of interest” arises when one’s personal interests or activities influence or appear to influence that person’s ability to act in the best interests of ILTS. You must not participate in any activity which conflicts with your duties or responsibilities to ILTS. An employee must refrain from taking part in, or exerting influence in, any transaction in which his or her own interests may conflict with the best interests of ILTS.

ILTS recognizes and respects the individual employee's right to engage in activities outside of his or her employment, which are private in nature and do not in any way conflict with or reflect poorly on ILTS.  Management reserves the right, however, to determine when an employee's activities represent a conflict with the Company 's interests and to take whatever action is necessary to resolve the situation with disciplinary action up to and including termination.  The Company has also established an Affiliations Committee to review and approve of any and all material transactions which may occur between the Company and any affiliate of the Company.

It is not possible in a general policy statement of this sort to define all the various circumstances and relationships that may be considered "unethical."  The list below suggests some of the types of activities that might create a conflict of interest for an employee. Your involvement in any of these activities must be disclosed to your supervisor.

1.	Simultaneous employment by another firm, particularly if the other firm is a customer or supplier of ILTS.

2.	Carrying on ILTS business with a firm in which the employee, or a close relative of the employee, has a substantial ownership or interest.

3.	Holding a substantial interest in, or participating in the management of, a firm to which ILTS makes sales or from which it makes purchases.

4.	Receipts of gifts or entertainment from an outside organization or agency.

5.	Participating in civic or professional organization activities where work-related topics are discussed.

DEALINGS WITH INTERNAL AND EXTERNAL BUSINESS PARTNERS
Everyday dealings with customers, suppliers, employees, and other parties should be conducted on a high ethical plane, based on honesty and fairness.

The dissemination of information, both internally and externally, that concerns the Company, its business activities, its strategy, or any other corporate matters, is the responsibility of employees who are explicitly authorized to do so. Employees who disseminate information must ensure that the information is honest, complete, correct, comprehensible, and timely.

In the ordinary course of employment, employees may become aware of certain of the Company’s marketing, technical development, or other business plans. Unless otherwise known to the public at large, such information must be treated as confidential to the Company.  Employees must not disclose or otherwise disseminate such information to anyone outside the Company unless and until such time as the information is made available to the public at large. Employees will be held accountable for any breach of the ILTS “Confidentiality Agreement” signed upon hire.

Employees must ensure that ILTS only makes payment in return for accurate receipts and only for the purposes indicated. The giving of gifts to officials or employees in the public sector is not permitted.  Other merchandising gifts or privileges to or from customers or vendors must be approved by a supervisor or manager and must not violate any United States or national law or regulation or general principles of ethics.

Agreements with customers must be in writing and approved by management. Employees must not agree to any changes, qualifications, or amendments without first obtaining approval.  The approval process for agreements must include legal and financial review and must be in accordance with the ILTS’s documented procedures.

Conduct with vendors must be governed by sound judgment and absolute integrity. Vendor selection should follow ILTS’s documented International Organization for Standardization (“ISO”) procedures. Employees must award contracts to vendors based on the most benefit to ILTS, without regard to personal gain.

1.	During contact with competitors, ILTS employees must not discuss internal matters from which competitors could obtain competitive advantage over ILTS.

2.	The following activities are strictly prohibited:

·	Stealing, speculating, or dealing in materials, equipment, supplies, services, or property purchased by ILTS.

·	Engaging in practices or procedures that violate anti-trust laws or other laws regulating the conduct of ILTS business.

·	Misusing privileged information or revealing confidential data to outsiders.

·	Receiving payments from or borrowing money from customers or firms, other than recognized loan institutions, from which ILTS buys or sells services, materials, equipment, or supplies.

·	Simultaneous employment by a competitor of ILTS.

FULL, FAIR, ACCURATE, TIMELY AND UNDERSTANDABLE DISCLOSURE
The Company is committed to ensuring that all disclosures in reports and documents that the Company files with, or submits to the Securities and Exchange Commission (“SEC”), as well as other public communications made by the Company are full, fair, accurate, timely and understandable. The Company’s President and senior financial officers, including the Chief Financial Officer and principal accounting office, are ultimately responsible for taking all necessary steps to ensure that this occurs. All Company employees shall take appropriate steps within their area of responsibility to ensure the same.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS
Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built.  All officers, employees and directors of the Company must respect and obey the laws and regulations of the cities, states, and countries in which we operate.

REPORTING OF CODE VIOLATIONS, ILLEGAL OR UNETHICAL BEHAVIOR
Employees are encouraged to talk to supervisors, managers or other appropriate personnel about Code violations, observed illegal or unethical behavior, reports or concerns regarding the Company’s auditing, accounting and internal control issues, and when in doubt about the best course of action in a particular situation. The Company will not tolerate any retaliation against any person who provides information in good faith to a Company official or law enforcement official concerning a possible violation of any law, regulation or this Code. Any employee who violates this rule may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment. Employees are expected to cooperate in internal investigations of misconduct. As a violation of this Code is a serious matter and could have legal implications, allegations of such behavior are not taken lightly and should not be made to embarrass someone or put the person in a false light. Therefore, reports of suspected violations should always be made in good faith. Complaints may be submitted on a confidential, anonymous basis; however, maintaining anonymity and confidentiality may cause the matter to be more difficult to investigate.

Should you believe that a violation of this Code has occurred or you have any reports or concerns regarding the Company’s auditing, accounting and internal control issues, you can submit your concern to the Compliance Officer, who is the Director of Corporate Affairs, at the following address, or such other address as shall be disseminated to the employees should the address change:

Director of Corporate Affairs
International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, California 92081-8346
Telephone:                                (760) 734-3288
Facsimile:                                (760) 598-0219
E-mail:                                     kennylow@ilts.com

If for any reason, you are uncomfortable making a report through the above reporting channel, you may make a report to Chairman Theodore A. Johnson of the ILTS Audit Committee at International Lottery & Totalizator Systems, Inc., 2310 Cousteau Court, Vista, California 92081-8346.

Without limiting the foregoing, the report should, to the extent possible, contain the following information:

·	The alleged event, matter or issue that is the subject of the report;
·	The name(s) of the person(s) involved;
·	If the report involves a specific event or events, the approximate time and location of each event;
·	Any additional information, documentation or other evidence available to support the report; and
·	To the extent that it can be provided without compromising the desire for anonymity, a method to respond to the report and/or request additional information.

As needed, the Compliance Officer will consult with the Human Resources Department, our outside legal counsel and/or the Audit Committee of the Board of Directors. It is the company policy to employ a fair process by which to determine violations of the Code.

With respect to any reports or observations of violations that may involve accounting, internal accounting controls and auditing concerns, the Compliance Officer shall promptly inform the Audit Committee, and the Audit Committee shall be responsible for supervising and overseeing the inquiry and any investigation that is undertaken. If any investigation indicates that a violation of the Code has probably occurred, the Company will take such action as it believes to be appropriate under the circumstances. If the Company determines that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code violations.

WAIVERS
While waivers of this Code are not anticipated, any amendment or waiver of any provision of this Code with respect to an officer or a director must be approved in writing by the Company’s Board of Directors and promptly disclosed as required by applicable laws, rules and regulations. Any waiver of any provision of this Code with respect to any other employee, agent, consultants or contractor must be approved in writing by the Company’s Management Committee.

Note: For employees of this Company, nothing in this Code confers upon any employee any right to continue in the employ of or engagement by the Company or constitute any contract or agreement of employment or engagement. The nature of the employee's relationship is and remains "at-will", subject to the terms of any agreement (including any employment contract) that he or she may have with the Company.

DATE OF ADOPTION
This Amendment to the Code was adopted by the Audit Committee on June 24, 2009, and by the Board of Directors effective July 1, 2009, and is intended to amend and replace any and all previously adopted Code of Conduct and Ethics for the Company.

International Lottery & Totalizator Systems, Inc.
Code of Conduct and Ethics
(Amended and Restated on July 1, 2009)

Acknowledgement Form

I, ________________________________________________ have received and understood the ILTS Code of Conduct and Ethics.
(please print your name)

Signature: _____________________________

Date: _________________________________